UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

EMARINE GLOBAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29079G 10 9

(CUSIP Number)

Castellanos Group, P.S.C., Cond. Madrid, Suite 304,

1760 Loiza Street, San Juan, P.R. 00911, 787.641.8447

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29079G 10 9	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Race Holdings, LLC
EIN #66-0882922
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, Territory of Puerto Rico

	7.	SOLE VOTING POWER

NUMBER OF		10,500,000(1)
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		10,500,000(1)
	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,500,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1) Includes 3,000,000 shares of common stock of the Issuer held directly by Race Holdings, LLC and 7,500,000 shares of the Issuer issuable upon the exercise of warrants held directly by Race Holdings, LLC. Keith Michael Jensen is the sole Manager Member of Race Holdings, LLC.

(2) Assumes a total of 21,961,317 shares of common stock outstanding based on the amount reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 29079G 10 9	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Keith Michael Jensen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, Territory of Puerto Rico

	7.	SOLE VOTING POWER

NUMBER OF		10,500,000(1)
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		10,500,000(1)
	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,500,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

HC, IN

(1) Includes 3,000,000 shares of common stock of the Issuer held directly by Race Holdings, LLC and 7,500,000 shares of the Issuer issuable upon the exercise of warrants held directly by Race Holdings, LLC. Keith Michael Jensen is the sole Manager Member of Race Holdings, LLC.

(2) Assumes a total of 21,961,317 shares of common stock outstanding based on the amount reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 29079G 10 9	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Emarine Global, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4th Floor, 15-14, Samsan-ro 308beon-gil, Nam-gu, Ulsan, 44715 Republic of Korea.

Item 2. Identity and Background.

(a)	This Statement is filed jointly by Race Holdings, LLC (“Race Holdings”) and Keith Michael Jensen (together, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is located at 1204 Plantation Village Drive, Dorado, Puerto Rico 00646.

(c)	Mr. Jensen is the General Member of Race Holdings.

(d)	During the last five years Keith Michael Jensen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The source of funds used to purchase the securities reported herein was the working capital of Race Holdings. Race Holdings was capitalized with the personal funds of Keith Michael Jensen, its General Member. The aggregate funds used by the Reporting Persons to make the purchase of Common Stock and warrants for the purchase of Common Stock was $1,500,000.

Item 4. Purpose of Transaction.

The securities reported herein were acquired by subscription agreement dated July 18, 2017 from the Issuer for, and are being held for, investment purposes by the Reporting Persons. Consistent with such purposes, the Reporting Persons’ have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Common Stock, warrants for the purchase of Common Stock and any other securities of the Issuer.

The Reporting Persons will continue to evaluate the investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease the investment position in the Common Stock, warrants for the purchase of Common Stock and other securities of the Issuer. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

CUSIP No. 29079G 10 9	13D	Page 5 of 7 Pages

Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of November 21, 2017, the Issuer had 21,961,317 shares of Common Stock issued and outstanding based upon the amount reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. As such, the Reporting Persons beneficially own a total of 10,500,000 shares of the Issuer’s Common Stock, 3,000,000 of which are held directly by Race Holdings and 7,500,000 of which may be acquired upon exercise of warrants held directly by Race Holdings, or up to 35.6% of issued and outstanding shares assuming full exercise of the warrants. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b)	As the sole General Member of Race Holdings, Keith Michael Jensen has the sole power to vote and direct the voting of all shares of Common Stock beneficially owned by the Reporting Persons. As the sole General Member of Race Holdings, Keith Michael Jensen has the sole power to dispose of and direct the disposition of all shares of Common Stock and warrants to purchase Common Stock beneficially owned by the Reporting Persons.

(c)	The Reporting Persons have not entered into any transactions with respect to the Common Stock of the Issuer in the past 60 days.

(d)	No known person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

(e)	The date on which the reporting person ceased to be the beneficial owner of more than 5% of the common shares of the Issuer: Not applicable

CUSIP No. 29079G 10 9	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement between Race Holdings, LLC and Keith Michael Jensen dated December 7, 2017.

Exhibit 2: Subscription Agreement between RACE Holdings, LLC and Pollex, Inc. dated July 18, 2017.

CUSIP No. 29079G 10 9	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017	Race Holdings, LLC

	By:	/s/ Keith Michael Jensen
Keith Michael Jensen, General Member

Keith Michael Jensen

/s/ Keith Michael Jensen
Individually